

PUBLICIS GROUPE

BY DHL

October 9, 2006

Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F. St. NE
Washington, DC 20549-3561
U.S.A.

Attention: Larry Spirgel, Assistant Director

Re: Publicis Groupe S.A.
Form 20-F for Fiscal Year Ended December 31, 2005
Filed April 21, 2006
File no. 1-14736

Dear Mr. Spirgel,

In my capacity as EVP – Chief Financial Officer of Publicis Groupe S.A. (the "Company"), Maurice Lévy, CEO and Chairman of the Management Board of the Company, has asked me to respond to your letter dated September 18, 2006 regarding the Annual Report on Form 20-F for the year ended December 31, 2005 filed by the Company on April 21, 2006 (the "Form 20-F").

We have carefully reviewed the Staff's comments and our responses are set out below. The titles and paragraph numbers below correspond to those contained in your letter. For convenience, we have repeated the Staff's comments under each number in bold italics and have followed each comment with our responses.

Form 20-F

Intangible Assets, page F-10

1. ***We note in the third paragraph of page 4 that your clients may terminate client-agency contracts on relatively short notice, generally between three and six months. In light of this circumstance, please explain to us why you amortize your client relationships generally over periods ranging from 13 to 40 years. Please refer to all pertinent authoritative international accounting standards in your response.***

133, Champs Elysées • F 75380 Paris cedex 8 • Tél: +33 (0)1 44 43 70 00 • Fax: +33 (0)1 44 43 75 25

Publicis Groupe S.A. - Société anonyme à directoire et conseil de surveillance au capital de 78 151 301 Euros



We amortize our customer relationships over their estimated useful lives -- the period over which the asset is expected to contribute directly or indirectly to our cash flows in accordance with IAS 38, *Intangible Assets*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. The estimated useful lives of our client relationship intangibles range from 13 to 40 years. Based on the carrying amount of our client relationship intangibles as of December 31, 2005, the weighted average useful life for all of our client relationship intangibles is approximately 21 years. Although client-agency contracts are generally cancellable with relatively short notice, our agencies have an established history of long-standing client relationships, in particular related to many of our largest clients. The range of estimated useful lives disclosed in the notes to our consolidated financial statements considers these expectations with respect to the longevity of customer relationships and is consistent with assumptions utilized by external valuation specialists in determining the estimated fair value of these relationships.

For information, the substantial majority of the customer relationship intangibles recorded under IFRS were recognized in connection with our acquisitions of BCom3 in 2002 and Zenith Optimedia Group in 2001 and are being amortized over periods from 17 to 25 years. In each case, we utilized external valuation experts to determine both the estimated fair values and estimated useful lives of our customer relationship intangibles. Their estimates considered, among other factors: (i) the actual longevity (to date) of the acquiree's relationships with its most significant clients (those clients being a significant determinant in the estimate fair value of the asset itself) (ii) an estimated survivor curve (an Iowa curve) for the customer relationships, which was utilized to project the percentage of surviving customers in future years and (iii) industry studies prepared by the American Association of Advertising Agencies.

9. Earnings per Share and Diluted Earnings per Share, F-24 - F-25

2.   *We note the disclosure of headline earnings per share on page F-25 and the related disclosure at the top of page F-17. Please explain to us your basis for including this information in your IFRS financial statements.*

We disclosed headline earnings per share in Note 9 to our consolidated financial statements in reliance upon IAS 33, par. 73, which permits a reporting entity to disclose per share amounts using a reported component of the income statement other than one required by IAS 33 as long as certain disclosure requirements are met, including that a reconciliation to a line item in the income statement and both basic and diluted per share amounts be disclosed. We believe that we have met the disclosure requirements of IAS 33 and, accordingly, that the disclosure of headline earnings per share in Note 9 to our consolidated financial statements is in accordance with IFRS.

12. Property and Equipment, Net, page F-28

3.   *With a view towards disclosure in future filings, please explain to us the nature of the reversals in accumulated depreciation recorded during 2005 and your basis for recording them under IFRS.*

The use of the term "reversals" in Note 12 of our consolidated financial statements is a question of translation. The amounts currently disclosed as "reversals" relate entirely to disposals and write-offs of fixed assets. We will re-caption this activity (to "Disposals and write-offs") in future filings to be consistent with the corresponding impact on the gross value of fixed assets, which is also currently captioned "Disposals and write-offs."



Note 21. Defined Benefit Pension Commitments and Post-employment Health Cover

> **4.** *The second and third tables on page F-35 appear to be incomplete. Tell us why information marked "n/a" is either unavailable or not applicable. Otherwise, please revise.*

Information marked "n/a" in the tabular disclosures on page F-35 is not applicable because of the nature of our various pension and/or post-employment health coverage plans. More detailed information with respect to each of the assumptions that is not applicable to our plans follows:

- Our pension plans outside of North America and Europe (i.e. Rest of the World) as well as all of our post-employment heath coverage plans are unfunded. Accordingly, there are no plan assets for which an expected return should be disclosed.
- We have two pension plans in North America. The first one is a supplemental plan that provides a fixed pension benefit to plan participants on the basis of separate legal agreements between each beneficiary and the Company. Each individual agreement stipulates that an agreed-upon sum (a negotiated fixed amount, which is not linked to salary and which is not subject to revaluation based on future salary increases) will be paid to the employee at a specified date, for a specified period and under specified conditions. Accordingly, we did not consider it necessary to disclose assumptions concerning future salary and pension increases for this plan. The second plan is a "cash balance" plan which provides a percentage of each years' pay (percentage dependent upon years of service with the Company) for each participant into a notional account. The account is credited with interest at current 30-year treasury rates. At termination, the participant may take the notional account balance or opt for an equivalent annuity. As the liability is estimated based on the benefit accrued up to the valuation date (i.e. the value of the notional accounts), we did not consider it necessary to disclose assumptions concerning future salary and pension increases for this plan.
- The only participants in our post-employment health coverage plans in Europe, which has been closed to new participants, are retirees. Accordingly, there are no active employees that are plan participants for which consideration of future salary increases would be warranted.
- Because post-employment health coverage plans relate solely to individual health care expenses, future increases in pension benefits will have no impact on the benefit obligation and, accordingly, are not disclosed. However, we have disclosed estimated increases in future medical costs at the end of Note 21 to our consolidated financial statements.

34. Summary of Differences Between International Financial Reporting Standards and Generally Accepted Accounting Principles in the United States of America

1. OCEANEs 2008 and 2018, pages F-77 - F-78

> **5.** *Please explain to us your consideration of the guidance in EITF 98-5 and EITF 00-27 when accounting for the OCEANE bonds under US GAAP.*



In determining the appropriate accounting for our OCEANEs 2008 and OCEANEs 2018 (collectively, the "OCEANEs"), we considered the guidance of EITF 98-5 and EITF 00-27. The exchange ratio for each series of OCEANEs is fixed as of the date of issuance (at one share per bond), subject to customary provisions to prevent dilution resulting from stock dividends, stock splits, etc. The conversion price for the OCEANEs 2008 and 2018 is €29.00 per share and €39.15 per share, respectively, compared to closing share prices on the dates of issuance of €23.20 per share and €28.00 per share, respectively. Accordingly, we concluded that there was no beneficial conversion feature in either series of OCEANEs that was required to be accounted for in accordance with EITF 98-5 or EITF 00-27.

7.1.1. Goodwill and Intangible Assets, page F-82

6. *Similar to the comment above, please explain to us your basis under US GAAP for amortizing client relationships over periods ranging from 7 to 40 years. Describe in your response the verifiable evidence that you have relied upon as support for your conclusion that the assigned useful life is the period over which the assets are expected to contribute to the future cash flows of the Company. In addition, please tell us if you separately identify each acquired client contract as an intangible asset or do you treat pools of acquired contracts as a single asset. If your policy is the latter, please explain it to us in detail and explain your basis for this policy under US GAAP.*

Refer to our response to Comment #1 above for information with respect to the methodology employed to estimate the useful life for our customer relationship intangibles recognized under IFRS. In addition to the customer relationship intangibles recognized under IFRS, the Company also recognized significant customer relationship intangibles in connection with its acquisition of Saatchi & Saatchi in 2000, whose useful lives were estimated after considering factors similar to those set forth above.

We generally do not recognize individual customer relationship intangibles as discrete assets. Instead, depending on facts and circumstances, we stratify client relationship intangible assets into smaller "pools" of acquired contracts (for a given brand) that have similar characteristics, including similar estimated useful lives, amortization methods and impairment tests. For example, in connection with the acquisition of Saatchi & Saatchi, we segregated our recognized customer relationship intangibles into two "pools" of relationships. We believe that our policy complies with the guidance of FAS 141, *Business Combinations*, par. A16, which indicates that a group of complementary assets (brand and brand name) can be aggregated and accounted for as a single asset apart from goodwill if the assets that make up the group have similar useful lives.

Other

7. *With a view towards disclosure in future filings, explain to us your US GAAP accounting for the bonds convertible into IPG shares.*

Under US GAAP, the bonds convertible into IPG shares (the "IPG Bonds") were analyzed and accounted for as a compound financial instrument. The IPG Bonds were considered to consist of a conventional bond bearing interest at a fixed rate (the "Bond") and an embedded derivative (a call option written by the Company) representing the bondholders' right to convert their IPG Bonds into common shares of IPG (the "Derivative"). Following issuance, the Bond was accounted for at amortized cost and



the Derivative was accounted for in accordance with FAS 133, *Accounting for Derivative Instruments and Hedging Activities*.

For information, the carrying amount of the IPG Bonds was €7 million as of December 31, 2005 and 2004 and all outstanding IPG Bonds are expected to be redeemed on January 1, 2007. As of December 31, 2003, the fair value of the Derivative approximated zero. No adjustment was recorded during either of the years ended December 31, 2005 or 2004 because the amounts were immaterial.

8. *It appears that your accounting for restructurings under IFRS may differ from what is permitted under US GAAP. Please advise us and explain to us your compliance with the guidance in SFAS 146 in your US GAAP financial statements.*

Under IFRS, we account for restructuring provisions as disclosed in Note 1.2 to our consolidated financial statements. Under US GAAP, we account for restructuring provisions in accordance with either SFAS 146 or EITF 95-3, depending on whether the restructuring activity is undertaken in connection with a business combination. For each of the financial statement periods presented in our Form 20-F, there were no differences between our IFRS policy and SFAS 146/EITF 95-3 related to our restructuring activities except as disclosed in Note 7.3.4 (Business Combinations: Other) to our consolidated financial statements.

We are at your disposal for any further information you may require.

Sincerely,

Jean-Michel Etienne
Executive Vice President – Chief Financial Officer